UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67115 /June 5, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14857

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In the Matter of

BERMAN CENTER, INC., CYBERKINETICS
NEUROTECHNOLOGY SYSTEMS, INC., and
JAVA DETOUR, INC.

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:
:   ORDER MAKING FINDINGS AND
:   REVOKING REGISTRATIONS BY
:   DEFAULT
:

     The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 27, 2012, alleging that Berman Center, Inc. (Berman Center), Cyberkinetics Neurotechnology Systems, Inc. (Cyberkinetics Neurotechnology), and Java Detour, Inc. (Java), have violated Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. The Commission served the OIP on each Respondent by May 11, 2012. Respondents are required to file an Answer within ten days of receipt of the OIP. OIP at 3; 17 C.F.R. § 220(b).

     None of the Respondents filed an Answer. At a telephonic prehearing conference on May 29, 2012, Thomas Bailey appeared for the liquidating trustee of Cyberkinetics Neurotechnology and did not oppose revocation. Harry Kraatz, who had been Java Detour's CEO and Chair, stated that a bankruptcy trustee had been appointed on May 15, 2012. In a letter dated June 1, 2012, the law firm representing the bankruptcy trustee notified the Division of Enforcement that he had no objection to the suspension or revocation of the registration of Java Detour's common stock. Berman Center did not participate in the prehearing conference.
.

Ruling

     Berman Center is in default because it did not filed an Answer, participate in the prehearing conference, or otherwise defended the proceeding; Cyberkinetics Neurotechnology and Java Detour are in default because they did not answer and have chosen not to defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP true as to them. See 17 C.F.R. § 201.155(a).

     Berman Center, Central Index Key (CIK) No. 876160, is a Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Berman Center is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2007, which reported a net loss of $1,430,597 for the prior twelve months. As of April 13, 2012, the common stock of Berman Center was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group, Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cyberkinetics Neurotechnology, CIK No. 1180253, is a Delaware corporation located in Foxborough, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cyberkinetics Neurotechnology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $3,933,387 for the prior six months. As of April 13, 2012, the common stock of Cyberkinetics Neurotechnology was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Java Detour, CIK No. 1122887, is a Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Java Detour is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $3,372,074 for the prior nine months. On September 9, 2009, Cyberkinetics Neurotechnology filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was still pending as of December 13, 2011. As of April 13, 2012, the common stock of Cyberkinetics Neurotechnology was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, 13a-13. Berman Center, Inc., Cyberkinetics Neurotechnology, and Java Detour, Inc. , have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Berman Center, Cyberkinetics Neurotechnology, and Java Detour.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Berman Center, Inc., Cyberkinetics Neurotechnology Systems, Inc., and Java Detour, Inc. is revoked.

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Brenda P. Murray
Chief Administrative Law Judge